THE DIXIE GROUP, INC.
2208 South Hamilton Street
Dalton, GA 30721

April 4, 2104

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:    Ms. Liz Walsh, Staff Attorney

Re:    The Dixie Group, Inc.
Registration Statement on Form S-3
File No. 333-194571
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Walsh:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Dixie Group, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-194571), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on April 8, 2014, or as soon as practicable.
The Registrant hereby acknowledges that:
(i)    should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii)    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii)    the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We request that we be notified of such effectiveness by a telephone call to John F. Henry, Jr. of Miller & Martin PLLC, at (423) 785-8208, or in his absence Frank M. Williams, of Miller & Martin PLLC, at (423) 785-8206. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to John F. Henry, Jr., via facsimile at (423) 321-1639 or e-mail at jhenry@millermartin.com.
Best Regards,
THE DIXIE GROUP, INC.

/s/ Jon A. Faulkner
Jon A. Faulkner,
Chief Financial Officer